Filed by Hercules Offshore, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: TODCO

Commission File No.: 1-31983

Hercules Offshore Announces Early Termination of Hart-Scott-Rodino Waiting Period

HOUSTON, May 30, 2007 /PRNewswire-FirstCall/ — Hercules Offshore, Inc. (Nasdaq: HERO) today announced that the Department of Justice and the Federal Trade Commission have granted early termination of the government’s pre-merger antitrust review of the transaction under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, relating to the previously announced merger with TODCO.

On March 22, 2007, Hercules Offshore announced that it had entered into an Agreement and Plan of Merger with TODCO and THE Hercules Offshore Drilling Company LLC, a wholly owned subsidiary of Hercules Offshore. The merger remains subject to certain stockholder approvals, as well as the satisfaction of other customary closing conditions. Hercules Offshore and TODCO previously announced the meeting date for the stockholders of the companies. Hercules Offshore expects that the merger will close immediately after the stockholders meetings, which are scheduled to be held on July 11, 2007.

Headquartered in Houston, Hercules Offshore operates a fleet of nine jackup drilling rigs and 64 liftboats. The company offers a range of services to oil and gas producers to meet their needs during drilling, well service, platform inspection, maintenance, and decommissioning operations in shallow waters.

Forward-Looking Statements

Forward-looking statements: Certain statements made herein are forward-looking statements under the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations and estimates of the management of Hercules and TODCO and are subject to risks and uncertainties that may cause actual results to differ materially. Although Hercules and TODCO believe that such expectations reflected in such forward-looking statements are reasonable, they cannot give assurances that such expectations will prove to be correct. You should not place undue reliance on these forward-looking statements, which speak only as of the date hereof. Except as required by law, Hercules and TODCO undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Risks of the merger: Risks with respect to the combination of Hercules and TODCO include the risk that Hercules and TODCO will not be able to close the transaction, as well as difficulties in the integration of the operations and personnel of TODCO and diversion of management’s attention away from other business concerns. Hercules and TODCO expect to incur substantial transaction and merger related costs associated with completing the merger, obtaining regulatory approvals, combining the operations of the two companies and achieving desired synergies. Additional unanticipated costs may be incurred in the integration of the businesses of Hercules and TODCO. Expected benefits of the merger may not be achieved in the near term, or at all. Hercules will have a significant amount of additional debt as a result of the merger. This debt will require Hercules to use cash flow to repay indebtedness, may have a material adverse effect on Hercules’ financial health, and may limit Hercules’ future operations and ability to borrow additional funds.

Business risks: Other risks and uncertainties that may affect actual results of Hercules and TODCO and the combined company after the merger include, among other things, oil and natural gas prices and industry expectations about future prices; demand for offshore and inland water rigs and liftboats; Hercules’ and TODCO’s ability to enter into and the terms of future contracts; the impact of governmental laws and regulations; increases in operating expenses; uncertainties relating to the level of activity in offshore oil and natural gas exploration, development and production; the availability of skilled personnel; extended delivery time for material and equipment; labor relations and work stoppages; operating hazards such as severe weather and seas, fires, cratering, blowouts, war, terrorism and inadequate insurance coverage; compliance with or breach of environmental laws; the impact of newly built rigs; the effect of litigation and contingencies; and the inability of Hercules or TODCO to achieve their plans or carry out their strategies. Other risks and uncertainties that may affect actual results are described in Hercules’ and TODCO’s most recent periodic reports and other documents filed with the SEC, which are available free of charge at the SEC’s website at http://www.sec.gov.

Additional Information and Where to Find It

In connection with the proposed merger, Hercules has filed with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 that includes a joint proxy statement of Hercules and TODCO and that also constitutes a prospectus of Hercules. INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENT, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE JOINT PROXY/PROSPECTUS THAT IS A PART OF THE REGISTRATION STATEMENT, BECAUSE THEY CONTAIN IMPORTANT INFORMATION REGARDING HERCULES, TODCO AND THE MERGER.

Investors and security holders of Hercules and TODCO may obtain a free copy of the joint proxy statement/prospectus and other documents containing information about Hercules and TODCO (when they become available), free of charge, at the SEC’s website at http://www.sec.gov. Copies of the joint proxy statement/prospectus may also be obtained free of charge by directing a request to Hercules by contacting its investor relations department at 713-979-9832 or by accessing its website at http://www.herculesoffshore.com or TODCO by contacting its investor relations department at 713-278-6014 or by accessing its website at http://www.theoffshoredrillingcompany.com.

Hercules, TODCO and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Hercules and TODCO in connection with the merger. Information about the directors and executive officers of Hercules and TODCO and their ownership of Hercules’ common stock is set forth in the Registration Statement on Form S-4 filed by Hercules with the SEC on April 24, 2007. Information about the directors and executive officers of TODCO and their ownership of TODCO common stock is set forth in Form 10-K/A (Amendment No. 1) which was filed with the SEC on April 24, 2007. Investors may obtain free copies of these documents from Hercules and TODCO using the contact information above. Investors may obtain additional information regarding the interests of such participants by reading the Registration Statement on Form S-4.

SOURCE Hercules Offshore, Inc.

Stephen M. Butz, Vice President and Treasurer of Hercules Offshore, Inc., +1-713-979-9832

http://www.herculesoffshore.com